

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mr. Graham Taylor
President and Chief Executive Officer
Magnus International Resources Inc.
280 Nelson Street Suite 115
Vancouver, BC, Canada V6B2E2

    Re: Magnus International Resources Inc.
    Form 10-K for the Fiscal Year Ended July 31, 2009
    Filed November 13, 2009
    File No. 000-49961

Dear Mr. Taylor:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time. We remind you of your reporting obligations under the
Securities Exchange Act of 1934 and the filing deadlines of Form 10-K.

                                Sincerely,

                                Karl Hiller
                                Branch Cheif